RANDGOLD RESOURCES LIMITED

Incorporated in Jersey, Channel Islands
Reg. No. 62686
LSE Trading Symbol: RRS
Nasdaq Trading Symbol: GOLD

DIRECTOR INCREASES HIS RANDGOLD RESOURCES HOLDINGS

Mr Roger Williams, the Finance Director of Randgold Resources, increased his shareholdings in Randgold Resources on Monday, 20 September 2004, following the exercise of options.

Mr Williams increased his holdings in the company to 100 000 or 0.17% of the current issued share capital. Mr Williams exercised 94 460 options or 0.16% of the issued share capital, acquiring 40 000 shares and selling 54 460 shares at an average sale price of US$9.61.